July 10, 2024

Denis Klimentchenko
Partner, Skadden, Arps, Slate, Meagher & Flom (UK) LLP
MILLICOM INTERNATIONAL CELLULAR SA
22 Bishopsgate
London, EC2N 4BQ

       Re: MILLICOM INTERNATIONAL CELLULAR SA
           Schedule TO-T filed by Atlas Investissement et al.
           Schedule 13E-3 filed by Atlas Investissement et al.
           Filed on July 1, 2024
           File No. 005-49833
Dear Denis Klimentchenko:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendments you may file in response to this letter, we may have additional comments.

Schedule TO-T
Offer to Purchase -- Questions and Answers, page 3

1. Please remove the language stating that members of the Purchaser Group "may be deemed affiliates of Millicom" as you have determined to file a Schedule 13E-3. Apply this comment throughout your offer document.
Offer to Purchase -- Special Factors -- Summary of the Valuation Analysis, page
22

2.     Please disclose the Parent Forecasts.
3. Please revise the section entitled "Miscellaneous" to quantify fees received by each Parent
       Financial Advisor instead of referring to such fees as "customary." See
Item 1015 of
       Regulation M-A.
4. Please disclose the names of the publicly traded affiliates of Atlas in which a Parent
       Financial Advisor has a non-fiduciary interest.
 July 10, 2024
Page 2

Special Factors -- Certain Agreements between Parent and its Affiliates and Millicom, page 32

5. Please revise this section to quantify any payments made during the past two years pursuant to the various agreements described in this section. See Item 1005(a) of
       Regulation M-A.
Offer to Purchase -- The Tender Offers -- Terms of the Offers -- Conditions for Completion of the
Offers, page 38

6. We note that conditions 2 and 6 appear to be subject to your determination of of favorability and materiality in your sole discretion, respectively. Please revise condition two to specify who will determine that another offer is more favorable than your offers and how that determination will be made. Also, please revise condition 6 to include a reasonableness standard. The ability of the issuer to determine, in its sole discretion, whether a condition has occurred may render the offer illusory.
Offer to Purchase -- The Tender Offers -- Withdrawal Rights, page 47

7. Please revise this section to include disclosure describing the withdrawal rights provided for in section 14(d)(5) of the 1934 Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dan Duchovny at (202) 551-3619 if you have any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions